FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 15, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

15 May 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 May 2024	231,495	327.50	325.70	326.2915	LSE
15 May 2024	78,048	327.00	325.80	326.1128	CHIX
15 May 2024	111,680	327.00	325.30	326.1366	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 132,030,495 Ordinary Shares in treasury and have 8,732,741,315 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
15 May 2024	08:10:54	BST	3084	325.30	BATE	1138185
15 May 2024	08:11:43	BST	1	325.30	BATE	1138926
15 May 2024	08:11:44	BST	1	325.30	BATE	1138939
15 May 2024	08:11:44	BST	117	325.30	BATE	1138936
15 May 2024	08:11:44	BST	1	325.30	BATE	1138933
15 May 2024	08:11:44	BST	117	325.30	BATE	1138930
15 May 2024	08:12:06	BST	1733	325.30	BATE	1139220
15 May 2024	08:22:39	BST	10117	326.00	BATE	1149890
15 May 2024	08:22:39	BST	1742	326.00	BATE	1149892
15 May 2024	08:58:22	BST	10767	327.00	BATE	1184509
15 May 2024	13:48:41	BST	10771	326.00	BATE	1477727
15 May 2024	14:26:42	BST	9592	326.10	BATE	1523312
15 May 2024	14:42:15	BST	8510	326.40	BATE	1557777
15 May 2024	14:42:15	BST	2683	326.40	BATE	1557775
15 May 2024	15:02:24	BST	1503	326.20	BATE	1599163
15 May 2024	15:02:43	BST	6761	326.20	BATE	1599986
15 May 2024	15:02:43	BST	1400	326.20	BATE	1599984
15 May 2024	15:21:35	BST	10098	326.10	BATE	1634370
15 May 2024	15:45:02	BST	2412	325.90	BATE	1681386
15 May 2024	15:45:02	BST	6897	325.90	BATE	1681384
15 May 2024	15:45:02	BST	484	325.90	BATE	1681382
15 May 2024	16:04:57	BST	10605	326.00	BATE	1722102
15 May 2024	16:21:30	BST	6232	326.10	BATE	1760786
15 May 2024	16:25:40	BST	6052	326.00	BATE	1772160
15 May 2024	08:16:17	BST	4723	326.00	CHIX	1143547
15 May 2024	08:16:17	BST	2825	326.00	CHIX	1143545
15 May 2024	08:58:22	BST	8500	327.00	CHIX	1184507
15 May 2024	13:53:58	BST	4944	326.10	CHIX	1483443
15 May 2024	13:53:58	BST	3608	326.10	CHIX	1483441
15 May 2024	14:30:03	BST	8093	326.00	CHIX	1530243
15 May 2024	14:30:03	BST	723	326.00	CHIX	1530241
15 May 2024	14:48:20	BST	980	325.80	CHIX	1569554
15 May 2024	14:48:27	BST	7888	325.80	CHIX	1569813
15 May 2024	15:21:03	BST	6259	326.20	CHIX	1633300
15 May 2024	15:21:03	BST	1300	326.20	CHIX	1633298
15 May 2024	15:35:43	BST	1007	326.00	CHIX	1663069
15 May 2024	15:35:43	BST	745	326.00	CHIX	1663071
15 May 2024	15:38:32	BST	891	325.90	CHIX	1668568
15 May 2024	15:38:32	BST	5221	325.90	CHIX	1668566
15 May 2024	15:38:32	BST	2158	325.90	CHIX	1668564
15 May 2024	16:02:51	BST	2596	325.90	CHIX	1718160
15 May 2024	16:07:13	BST	7606	326.00	CHIX	1726744
15 May 2024	16:22:51	BST	7981	326.10	CHIX	1764736
15 May 2024	08:09:56	BST	2511	326.00	LSE	1137006
15 May 2024	08:09:56	BST	1714	326.00	LSE	1137004
15 May 2024	08:16:17	BST	243	325.70	LSE	1143554
15 May 2024	08:16:25	BST	3789	325.70	LSE	1143701
15 May 2024	08:26:52	BST	4876	326.10	LSE	1153549
15 May 2024	08:27:37	BST	4769	326.10	LSE	1154277
15 May 2024	08:27:52	BST	1626	325.80	LSE	1154523
15 May 2024	08:27:57	BST	2380	325.80	LSE	1154641
15 May 2024	08:31:09	BST	4281	326.70	LSE	1158564
15 May 2024	08:38:22	BST	4114	326.30	LSE	1165592
15 May 2024	08:45:10	BST	4321	326.90	LSE	1171939
15 May 2024	08:49:38	BST	4318	327.10	LSE	1176195
15 May 2024	09:04:33	BST	4856	327.10	LSE	1191383
15 May 2024	09:32:12	BST	4795	327.50	LSE	1218368
15 May 2024	09:36:50	BST	4117	327.30	LSE	1222917
15 May 2024	09:40:32	BST	4733	326.80	LSE	1226518
15 May 2024	09:44:00	BST	4320	327.20	LSE	1229938
15 May 2024	09:54:41	BST	4206	326.80	LSE	1240912
15 May 2024	10:17:04	BST	4106	326.90	LSE	1264428
15 May 2024	10:18:53	BST	4016	326.90	LSE	1266575
15 May 2024	10:34:42	BST	4430	326.40	LSE	1283978
15 May 2024	10:48:27	BST	4491	326.10	LSE	1301008
15 May 2024	10:57:56	BST	4753	326.10	LSE	1312110
15 May 2024	11:08:35	BST	4560	326.40	LSE	1321416
15 May 2024	11:28:33	BST	4331	326.40	LSE	1337210
15 May 2024	11:50:15	BST	1206	326.50	LSE	1353839
15 May 2024	11:52:05	BST	3674	326.50	LSE	1355170
15 May 2024	12:17:19	BST	4255	326.30	LSE	1376035
15 May 2024	12:17:19	BST	828	326.30	LSE	1376037
15 May 2024	12:17:19	BST	3477	326.30	LSE	1376039
15 May 2024	12:18:25	BST	3298	326.30	LSE	1377122
15 May 2024	12:18:25	BST	940	326.30	LSE	1377120
15 May 2024	12:34:13	BST	4226	326.40	LSE	1392430
15 May 2024	12:51:59	BST	4127	326.30	LSE	1408120
15 May 2024	13:02:52	BST	4133	325.90	LSE	1417296
15 May 2024	13:21:02	BST	4503	325.90	LSE	1433464
15 May 2024	13:30:51	BST	4360	326.50	LSE	1447814
15 May 2024	13:32:52	BST	4058	325.90	LSE	1453261
15 May 2024	13:41:14	BST	4866	325.80	LSE	1469167
15 May 2024	13:56:43	BST	4134	326.00	LSE	1487035
15 May 2024	13:56:43	BST	109	326.00	LSE	1487033
15 May 2024	14:14:59	BST	2176	325.80	LSE	1508218
15 May 2024	14:14:59	BST	2125	325.80	LSE	1508216
15 May 2024	14:30:02	BST	4728	326.10	LSE	1530133
15 May 2024	14:36:56	BST	2671	326.00	LSE	1545725
15 May 2024	14:36:56	BST	1721	326.00	LSE	1545723
15 May 2024	14:44:17	BST	4858	326.10	LSE	1561375
15 May 2024	14:59:48	BST	1219	326.00	LSE	1592093
15 May 2024	15:02:43	BST	4672	326.20	LSE	1599988
15 May 2024	15:09:45	BST	3682	326.00	LSE	1612984
15 May 2024	15:09:45	BST	11	326.00	LSE	1612982
15 May 2024	15:09:45	BST	492	326.00	LSE	1612980
15 May 2024	15:21:03	BST	4168	326.20	LSE	1633302
15 May 2024	15:25:07	BST	4621	326.00	LSE	1642580
15 May 2024	15:38:32	BST	4509	325.90	LSE	1668562
15 May 2024	15:45:02	BST	3121	325.90	LSE	1681392
15 May 2024	15:45:02	BST	4577	325.90	LSE	1681390
15 May 2024	15:45:02	BST	1688	325.90	LSE	1681388
15 May 2024	15:51:05	BST	4560	325.90	LSE	1693342
15 May 2024	15:55:58	BST	4169	326.00	LSE	1702022
15 May 2024	16:04:57	BST	4398	326.00	LSE	1722100
15 May 2024	16:14:18	BST	999	326.30	LSE	1742106
15 May 2024	16:14:18	BST	1845	326.30	LSE	1742104
15 May 2024	16:14:18	BST	970	326.30	LSE	1742102
15 May 2024	16:14:18	BST	831	326.30	LSE	1742100
15 May 2024	16:16:55	BST	4459	326.20	LSE	1748057
15 May 2024	16:21:30	BST	4309	326.10	LSE	1760788
15 May 2024	16:26:01	BST	184	325.90	LSE	1772969
15 May 2024	16:27:06	BST	4882	326.00	LSE	1775750

Date: 15 May 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary